บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group



PTTEP No. 1.910/058/2008

*Finance Dept.*
*Tel.0-2537-4512, 0-2537-4611*

February 15, 2008

[redacted]



President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of the Executive Management

Attachment: Curriculum Vitae of the Chief Executive Officer

PTT Exploration and Production Public Co., Ltd. or PTTEP has continually expanded its exploration, development, and production business both domestic and overseas to bring in its revenue to Thailand in long-term.

The Company's Board of Directors at the meeting number 2/2008/274 on February 14, 2008 has resolved to appoint Mr. Anon Sirisaengtaksin as the Chief Executive Officer and Mr. Maroot Mrigadat as the President in order to ensure the organizational effectiveness and support its long-term business growth.

Please be informed accordingly.



Yours sincerely,

Maroot Mrigadat
President

4/21

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 074 2008

*Finance Dept.*

*Tel.0-2537-4512, 0-2537-4611*

March 7, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

| | |
|---|---|
| Subject: | Information Memorandum on loan for Energy Complex Company Limited |
| Reference: | PTTEP's letter No. 1.910/ 068/ 2008, dated February 29, 2008. |
| Attachment: | Information Memorandum in relation to the Connected Transactions of PTT Exploration and Production Public Company Limited |

Reference is made to PTTEP's letter No. 1.910/ 068/ 2008, dated February 29, 2008, PTT Exploration and Production Public Company Limited (PTTEP) wishes to notify Information Memorandum on loan for Energy Complex Company Limited, in accordance with the Notification of the Stock Exchange of Thailand ("SET") regarding the Disclosure of Information and Other Acts of Listed Companies concerning the Connected Transaction B.E. 2003 as in attachment.

Yours sincerely,

Maroot Mrigadat

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**
**A Company of PTT Group**

No. PTTEP 1.910/ 084 /2008

*Finance Department*
*Tel. 0-2537-4512/0-2537-4611*

March 27, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Commencement of Arthit Gas Production

Reference is made to the signing of the Gas Sales Agreement (GSA) with PTT Public Company Limited (PTT), which took place on January 23, 2004, for Arthit Project in which PTT Exploration and Production Public Company Limited (PTTEP) is the Operator with 80% participation interest. The other joint venture partners are Chevron Thailand Exploration and Production, Ltd. (Chevron) and Mitsui Oil Exploration Co., Ltd. (MOECO) with 16% and 4% participation interests respectively.

PTTEP wishes to announce that Arthit Project has already started up its production. The first delivery of natural gas to PTT was made on March 26, 2008 at 80 million standard cubic feet per day (MMSCFD). Presently, the production has increased to 130 MMSCFD and is expected to continue to the daily contract quantity (DCQ) of 330 MMSCFD as required by the Gas Sales Agreement.

Yours sincerely,

Maroot Mrigadat
President

PTTEP No. 1.910/ 088 /2008

*Finance Dept.*
*Tel. 0-2537-4512, 0-2537-4611*

March 28, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resolutions of the 2008 General Shareholders' Meeting

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2008 General Shareholders' Meeting held on March 28, 2008 at 14.00 hrs. at the Vibhavadee Ballroom, the Sofitel Centara Grand Hotel Bangkok, 1695 Phaholyothin Road, Chatuchak, Bangkok The details are as follows:

**Agenda Item 1** — **To acknowledge the 2007 Performance Result and 2008 Work Plan of the Company**

**Resolution:** The Meeting acknowledged the Company's 2007 performance and 2008 work plan as proposed.

**Agenda Item 2** — **To approve the 2007 financial statements**

**Resolution**: The voting comprised agreed 2,703,011,545 votes or 96.20%; disagreed 0 vote or 0%; and abstained 106,777,510 votes or 3.80%.
It is resolved that the Meeting by majority of the total entitled votes approved the 2007 financial statements as proposed.

**Agenda Item 3** — **To approve the dividend payment for 2007 performance.**

**Resolution**: The voting comprised agreed 2,787,099,963 votes or 97.16%; disagreed 600 votes or 0%; and abstained 81,485,100 votes or 2.84%.
It is resolved that the Meeting by majority of the total entitled votes approved the dividend payment for the second-half-year operations of 2007 at the rate of 1.67 Baht per share as proposed.

-2-/*Agenda Item 4*...

**Agenda Item 4** — **To appoint the Auditor and consider the Auditor's fees**

**Resolution:** The voting comprised agreed 2,787,125,963 votes or 97.16%; disagreed 0 vote or 0%; and abstained 81,460,600 votes or 2.84%.

It is resolved that the Meeting by majority of the total entitled votes approved the appointment of the Office of the Auditor General of Thailand (OAG) to be the Auditor for the year 2008 and fix the fee at the rate as proposed.

**Agenda Item 5** — **To consider the directors' and the sub-committees' remuneration**

**Resolution:** The voting comprised agreed 2,759,821,963 votes or 96.2%; disagreed 27,409,600 votes or 0.96%; and abstained 81,488,700 votes or 2.84%.

It is resolved that the Meeting with more than two-thirds of the total entitled votes approved the directors' and sub-committees' remuneration package as proposed.

**Agenda Item 6** — **To approve the amendment of Directors' Liability Protection**

**Resolution:** The voting comprised agreed 2,761,695,263 votes or 96.28%; disagreed 2,673,100 votes or 0.09%; and abstained 104,217,200 votes or 3.63%.

It is resolved that the Meeting with more than two-thirds of the total entitled votes approved the amendment of Directors' Liability Protection as proposed.

**Agenda Item 7** — **To approve the amendment of the Company's Articles of Association (AOA) Clause 9.**

**Resolution:** The voting comprised agreed 2,785,620,863 votes or 97.11%; disagreed 1,502,400 votes or 0.05%; and abstained 81,462,300 votes or 2.84%.

It is resolved that the Meeting with more than three-fourths of the total entitled votes approved the amendment of the Company's Articles of Association Clause 9 as proposed.

**Agenda Item 8** **To approve the appointment of new directors in replacement of those who are due to retire by rotation.**

**Resolution:** The voting for each nominated director is as follows:

| | Namelist | | Agree, (%) | Disagree, (%) | Abstain, (%) |
|---|---|---|---|---|---|
| 1 | Mr. Vudhibhandhu | Vichairatana | 2,781,894,758 (96.98%) | 6,501,305 (0.23%) | 80,175,300 (2.79%) |
| 2 | Mr. Chitrapongse | Kwangsukstith | 2,781,858,558 (96.98%) | 6,536,505 (0.23%) | 80,175,300 (2.79%) |
| 3 | Mr. Prasert | Bunsumpun | 2,781,858,458 (96.98%) | 6,536,505 (0.23%) | 79,913,800 (2.79%) |
| 4 | Mr. Sirin | Nimmanahaeminda | 2,781,885,558 (96.98%) | 6,779,105 (0.23%) | 79,907,800 (2.79%) |
| 5 | Mr. Kurujit | Nakornthap | 2,781,566,358 (96.98%) | 6,547,505 (0.23%) | 80,185,300 (2.79%) |

It is resolved that the Meeting by majority of the total entitled votes elected five nominees to be directors as proposed. Three directors, Mr. Vudhibhandhu Vichairatana, Mr. Sirin Nimmanahaeminda, and Mr. Kurujit Nakornthap are appointed as independent directors.

Yours sincerely,



Maroot Mrigadat
President

**END**